Exhibit 99.38

For Immediate Release

TSX: BXE

FOR IMMEDIATE RELEASE NOT FOR DISTRIBUTION TO U.S. NEWS WIRE
SERVICES OR FOR DISSEMINATION IN THE U.S.

Bellatrix Exploration Ltd. Announces Closing of Bought Deal Financing

Calgary, Alberta, May 11, 2011. Bellatrix Exploration Ltd. (“Bellatrix”) is pleased to announce that it has closed its previously announced bought deal common share financing for aggregate gross proceeds of approximately $55 million.  Pursuant to the financing, an aggregate of 9,822,000 common shares of Bellatrix were issued at an issue price of $5.60 per share. The syndicate of underwriters was co-led by National Bank Financial Inc. and Canaccord Genuity Corp. and included Wellington West Capital Markets Inc. The offering was completed by way of a short form prospectus.

Net proceeds of the offering will be used to temporarily reduce outstanding indebtedness, thereby freeing up borrowing capacity that may be redrawn, to fund Bellatrix’s ongoing capital expenditure program and for general corporate purposes.

Bellatrix Exploration Ltd. is a growth oriented exploration and production company based in Calgary, Alberta, Canada.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith	Edward Brown	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale will be unlawful.

Forward looking statements:

Certain information set forth in this news release, including the anticipated use of the net proceeds of the offering may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix’s control, including risks that the intended use of the net proceeds of the offering by Bellatrix might change if the board of directors of Bellatrix determines that it would be in the best interests of Bellatrix to deploy the proceeds for some other purpose, such as an acquisition. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website

www.bellatrixexploration.com	MAIN	403-266-8670	2300, 530 – 8th Avenue SW
	FAX	403-264-8163	Calgary, AB Canada T2P 3S8

(www.sedar.com) or at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.